

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2010

By U.S. Mail and Facsimile to: (901) 523-5762

William C. Losch III
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

> **Re:** **First Horizon National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 001-15185**

Dear Mr. Losch:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.

2.   Please revise your future filings to disclose the extent to which you have
      underwritten any hybrid loans, such as payment option ARM's, and or sub-prime
      loans, including how you define that term. Describe the extent to which you have
      underwritten low or reduced documentation loans, including how you define
      those terms. Quantify the amounts underwritten during the periods and the
      amounts included in your portfolio as of the balance sheet dates presented. Please
      revise your nonperforming, charge-off, and past due tables to quantify the amount
      of such loans.

3.   We note the significant effects of loan repurchase commitments due to defaults
      and other related issues across your loan portfolio. Considering the significance
      of this activity and the material uncertainties surrounding your estimates, please
      revise future filings include the following:

      • Please include a separate section in your document that includes a tabular
        presentation of your total exposure to repurchase obligations by loan product
        (i.e., first lien, HELOC, etc.) and line of business (i.e., legacy mortgage
        banking business, securitized loans, etc), including the number and dollar
        amount of these loans, for each period presented. Clarify which repurchase
        obligations are due to recourse agreements and which were due to non-
        recourse obligations.

      • Within this table, include a roll-forward of the number and amount of loans
        repurchased in each period.

      • Provide a roll-forward of the related reserve for each loan product.

      • Provide a detailed discussion of the specific procedures management applies
        in developing the reserve for each product type, including factors occurring
        between periods that affected the reserve.

      • Disclose the number of repurchase requests made in each period that you were
        able to deny under your contractual rights.

      • Please provide an expanded discussion of the certain reinsurance obligations
        that were settled in 2009. We note some disclosure of what you have reserved
        and of amounts placed in trust; however, the discussion does not quantify your
        total liability before and after the settlement. Also, ensure that you provide a
        discussion of all your reinsurance obligations and of the methods used to
        develop the reserve as well as a roll-forward of the related loans and the
        reserve.

      • Please revise to provide an expanded discussion that both describes and quantifies, as appropriate, the method(s) used to bring repurchased assets, based on type, back on your balances sheet. Clarify how you classify them upon reacquisition and how they are reflected in the allowance for loan losses.

4.   Regarding the definitive agreement to sell FTN ECM to Point Capital Partners LLC, please revise your future filings to provide an expanded discussion of why the agreement was not executed and why you present these operations as discontinued at year end since the sale, as previously disclosed, was expected to occur in the fourth quarter of 2009. Please be specific in describing the events and the related timeline. Discuss in greater detail how you exited this business and the affects of doing so on your financial statements, including the recognition of the additional goodwill impairment.

Loan Portfolio, page 17

5.   Please revise your future filings to disclose the contractual maturities and interest rate characteristics (fixed/variable) for your retail real estate loans, similar to your presentation of commercial and real estate construction loans. While we appreciate that Industry Guide 3 does not specifically require this disclosure, we believe it potentially provides meaningful information to an investor, particularly in view of the material amount of these loans to your total loan portfolio. Similarly, please revise Table 10 in Exhibit 13.   If you disagree, please provide us the information and tell us why you do not think it is potentially meaningful to an investor.

6.   Regarding your construction loans and commercial loans, as applicable, please revise your future filings to clarify the extent to which any of these loans or, in fact, other loans, have been had terms extended, particularly the loan maturity date, rather than working them out through a loan modification.

Executive Compensation, page 42

7.   It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Certain Relationships and Related Transactions, page 42

Transactions with Related Persons, page 19 of Definitive Proxy Statement on Schedule 14A

8.   You disclose that lending transactions with related persons were made on substantially the same terms as those prevailing at the time for comparable

transactions with *others*. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with *persons not related to the lender*. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. In your response, please provide us with your proposed revised related party transaction disclosure.

9.   We note the disclosure that the bank and its broker-dealer subsidiaries may engage in securities and other banking transactions with related parties. Please tell us why you have not disclosed the information required by Item 404(a) of Regulation S-K for each of these transactions.

Exhibit 13

Mortgage Banking, page 7

10.   Please provide an expanded discussion of the $15.5 million negative adjustment to gain on sale reference in this section.

11.   Please revise your future filings provide an expanded discussion of the $6.5 million minimum guarantee fees on prior servicing sales, including what targets were not met and the size of the portfolio(s). Please ensure you appropriately address the related trends depicted by these charges by discussing their past occurrences and the likelihood of their recurrence in future periods.

Provision for Loan Losses, page 19

12.   We note your discussions about the shrinking of your portfolio. Please revise your future filings to provide an expanded, more granular discussion of why management believes the provision for loan losses will decrease in future periods, including what economic trends it is relying on in making that representation and how those trends are currently depicted in your delinquent, non-accrual, and non-performing loans and in your allowance for loan losses.

Allowance for Loan Losses, page 42

13.   Please clarify in future filings the extent to which you rely on guarantor support from financially responsible guarantors in your determination of estimated loan losses. In this regard, please provide the following information:

        a.   Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

b.   Disclose how you evaluate the guarantor's reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan.

c.   Disclose how the guarantor's reputation impacts your ability to seek performance under the guarantee.

d.   Disclose how many times you have sought performance under a guarantee and discuss the extent of the successes.

e.   When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Nonperforming Assets, page 48

14.   You state on page 49 that you had $72.8 million of loans that have been restructured in accordance with regulatory guidelines, which is a significant increase over the $23.8 million at December 31, 2008. Please revise your future filings to address the following:

a.   Identify the various loan modification programs you have utilized.

b.   Describe the key features of these modification programs, including a description of type of loans involved, the significant terms modified, and the typical length of each of the modified terms.

c.   Quantify the amount of loans that have been modified under each of these programs during the periods presented.

d.   Describe how you determined whether a loan is "restructured in accordance with regulatory guidelines" and discuss any modifications made that are not in accordance with regulatory guidelines.

e.   Disclose your policy for determining whether a modification meets the criteria of being a "troubled debt restructuring" under the guidance of ASC 310-40-15-11 (paragraph 5 of SFAS 15) and describe how this classification affects the methodology you use for calculating any related allowance.

f.   Describe your policy for determining when a modification is classified as nonaccrual.

  g. Specifically describe the extent to which you are participating in modifications under programs similar to the Making Home Affordable Programs.

  h. Discuss the success rates of these modification programs. Additionally, please quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program. Discuss how you consider these success metrics in your determination of the allowance for loan losses.

  i. Discuss whether you have modified any loans that you do not consider to be troubled debt restructurings. If you do, please describe them and why you do not consider them to be troubled debt restructurings.

15. Please tell us and revise your future filings to disclose the extent to which you have performed any commercial or commercial real estate (CRE) workouts. Please also specifically address whether you have restructured an existing loan into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these or other types of commercial or CRE workouts, please provide us with and revise your future filings to disclose the following:

  a. Quantify the amount of commercial or commercial real estate loans that have been renegotiated or modified, and describe the types of modifications or work outs performed;

  b. Quantify the amount of loans that have been restructured using a multiple loan type of workout strategy in each period presented;

  c. Discuss the benefits of each workout strategy, including the impact on interest income and credit classification;

  d. Discuss the general terms of the new multiple loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

  e. Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

  f. Confirm that the A note is classified as a TDR, and explain your policy for removing such loans from TDR classification; and

g.   Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

Financial Statements

Note 1. Summary of Significant Accounting Policies

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements, page 76

16.   You state on page 76 that you accounted for the short-term purchase of securities under agreements to resell as collateralized financings except where you do not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. Please revise your future filings to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Real Estate Acquired by Foreclosure, page 79

17.   In your future filings please revise your footnotes or MD&A to quantify the amount of development costs associated with foreclosed property under construction that were capitalized during each period presented. Quantify the amount of development costs you expect to incur in future periods to complete development such properties.

Note 7. Intangible Assets, page 97

18.   For each of your reporting units, please revise your future filings to quantify the percentage of the carrying value by which the fair values arrived at in your impairment testing exceeded the carrying value.

Note 22. Fair Value of Assets & Liabilities, page 127

19.   According to the table at the top on page 130, it appears that the balance of level 3 Trading securities of $56.1 million at December 31, 2009 primarily relates to Mortgage Banking trading securities which include retained and excess interests from certain securitizations. Please revise your future filings to address the following regarding your retained and excess interests and other similar securities within Mortgage Banking trading securities:

a.   Provide breakdown of the types of securities included in your Mortgage

Banking trading securities.

b.   It appears the net unrealized gains included in Net Income from such securities for 2009 was approximately $41.1 million. Please describe the primary drivers of the significant unrealized gains recognized on these securities during 2009.

c.   More clearly identify how you valuation methodology capture the credit losses experienced in the portfolios supporting these retained interests and similar securities reported in Mortgage Banking trading securities. Specifically address how you ensure that the data used from observable inputs reflect comparable credit and prepayment speeds to these securities.

d.   You state on page 129 that in the third quarter of 2009, $11.1 million was reclassified from trading securities to MSR.

- Tell us in greater detail, the reasons for the reclassification.

- Tell us and disclose the impact, if any, of this reclassification on your unrealized gains on these trading securities.

- Similarly quantify any other resulting impact on your Income Statement resulting from the reclassification.

Exhibits 31(a) and 31(b)

20.   We note that Exhibits 31(a) and 31(b) to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, you have included the titles of the certifying officers in the introductory section of the certifications. We note similar modifications in the exhibits to the Form 10-Q for the quarterly period ended March 31, 2010. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. In your response, please provide us with your proposed revised certifications for your next periodic report.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management's Discussion and Analysis

Business Line Review

Non-Strategic, page 63

21.   You state on page 63 that Other Income within Noninterest Income for the first
         quarter of 2010 included a $10 million charge to increase the repurchase reserve
         for prior consumer loan sales.   Elsewhere on that page you state that Noninterest
         Expense includes a $28.4 million increase in charges related to the repurchase
         reserve from legacy mortgage banking originations. Please tell us and revise your
         future filings to explain why such amounts appear in two different subtotals
         (Noninterest Income versus Noninterest Expense) on your Statement of Income.
         Clearly identify the difference between the transactions underlying these amounts.

Exhibits 10.4(d) and 10.5(r)

22.   We note that you filed Exhibits 10.4(d) and 10.5(r) as part of the body of the
         Form 10-Q. These exhibits should be separately filed and tagged on EDGAR as
         exhibits, and not appended to the body of the periodic report. Please refile the
         exhibits accordingly.

Closing Comments

         Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your response letter should key your responses to our
comments, indicate your intent to include the requested revisions in future filings,
provide a draft of your proposed disclosures and provide any requested information.
Please file your letter on EDGAR as correspondence. Please understand that we may
have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief